UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Amendment No. 11

Under the Securities Exchange Act of 1934

Biolase, Inc.

(Name of Issuer)
Common Shares, $0.001 par value

(Title of Class of Securities)
090911108

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

November 10, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 11,873,711 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 11,873,711 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,873,711 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,765,093 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,765,093 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,765,093 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.36%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,057,202 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,057,202 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,202 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 3,051,416 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,051,416 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,416 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 11,873,711 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 11,873,711 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,873,711 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.93%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 3,051,416 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,051,416 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,416 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14	TYPE OF REPORTING PERSON* CO

Item 1.  Security and Issuer.

This Amendment No. 11 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014 and Amendment No. 10, filed on March 9, 2015 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock” or the “Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.

See Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,571,725 Shares outstanding, which is based upon 59,571,725 shares outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2015, together with the addition of the 1,344,186 Shares issuable upon exercise of the Warrants held by the Reporting Persons.  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 6,765,093 Shares, constituting approximately 11.36% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,765,093 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,765,093  Shares.

(a, b) Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 2,057,202 Shares, constituting approximately 3.45% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,057,202 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,057,202  Shares.

(a, b) Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 3,051,416 Shares, constituting approximately 5.12% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,051,416  Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,051,416  Shares.

(a, b) General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 11,873,711 Shares held in Partners and Institutional, constituting approximately 14.7% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,873,711  Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,873,711     Shares.

(a, b) Manager

Manager, as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 3,051,416 Shares held by Ten Fund, constituting approximately 5.12% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,051,416 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,051,416 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 11,873,711 Shares constituting approximately 19.93% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,873,711 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,873,711 Shares.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in the Statement, other than the following transaction:
Transacting Party	Date	Transaction Type	Unit Principal	Quantity
Oracle Partners, LP	11/11/2015	Open Market Purchase	$0.7934	54,800

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 10, 2015, Mr. Feinberg, Partners, Institutional Partners, Ten Fund, General Partner, Manager (collectively, the “Oracle Parties”) and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) in consideration for the Issuer agreeing to terminate its Rights Agreement dated as of December 31, 1998 (as amended as of December 19, 2008, March 17, 2014 and November 3, 2014).  Pursuant to the Standstill Agreement, the Oracle Parties agreed that neither they, nor any of their affiliates or associates would (i) purchase or acquire any additional shares of Common Stock, if, after such purchase, the aggregate beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) of the Oracle Parties and their affiliates and associates would exceed 25% of the issued and outstanding shares of Common Stock, or (ii) sell, transfer or otherwise convey any shares of Common Stock (or warrants or other rights to purchase or otherwise acquire shares of Common Stock) to anyone who will immediately thereafter beneficially own shares of Common Stock in excess of 20% of the issued and outstanding shares of Common Stock (calculated based on the number of shares of Common Stock then outstanding plus shares of Common Stock that could be issued to such person upon the exercise of outstanding options, warrants or other rights held by such person that are then exercisable or exercisable within 60 days of such transfer), as a result of such transfer and other transfers from third parties.

Item 7.  Material to be Filed as Exhibits.

1
Standstill Agreement, dated November 10, 2015, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, LP, Oracle Associates, LLC, Oracle Investment Management, Inc., and Biolase, Inc.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated:  November 12, 2015
ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:		/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.
By:		/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually